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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

OMB APPROVAL

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SEC FILE NUMBER

8- 20267

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2020 AND ENDING 09/30/2021
<br>                                      MM/DD/YY                                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE FRAZER LANIER COMPANY, INCORPORATED

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

300 WATER STREET

(No. and Street)

| MONTGOMERY | ALABAMA | 36104 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan Waldrop 334-265-8483

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation

(Name – *if individual, state last, first, middle name*)

| 5100 Village Walk, Suite 300 | Covington | Louisiana | 70433 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (11-05)

# OATH OR AFFIRMATION

I, Robert H. Young, Jr. _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
THE FRAZER LANIER COMPANY, INCORPORATED _____ , as
of September 30 _____ , 20 21 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

NONE _____

_____

_____

Signature

President
Title

MELISSA T BOYLE
My Commission Expires
April 12, 2022

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**The Frazer Lanier Company, Incorporated**

**Index**



**Report of Independent Registered Public Accounting Firm**

To the Board of Directors
The Frazer Lanier Company, Incorporated

**Opinion on the Financial Statements**
We have audited the accompanying statement of financial condition of The Frazer Lanier Company, Incorporated (the Company) as of September 30, 2021, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**
The supplementary information contained in Schedules I - III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I - III is fairly stated, in all material respects, in relation to the financial statements as a whole.

A Professional Accounting Corporation

We have served as the Company's auditor since 2020.

Covington, Louisiana
November 17, 2021

**The Frazer Lanier Company, Incorporated**
**Statement of Financial Condition**
**September 30, 2021**

**Assets**

|  | Allowable | Non Allowable | Total |
|---|---|---|---|
| **Cash and Cash Equivalents** | $ 8,052,086 | $ 121 | $ 8,052,207 |
| **Cash Segregated in Compliance with Federal and Other Regulations** | 15 | - | 15 |
| **Certificates of Deposit** | 1,299,472 | - | 1,299,472 |
| **Marketable Securities** | 301,603 | - | 301,603 |
| **Property and Equipment, Net** | - | 111,860 | 111,860 |
| **Other Assets** | | | |
| Dividends and interest receivable | - | 23,479 | 23,479 |
| Note receivable from officer | - | 60,000 | 60,000 |
| Remarketing fees receivable | - | 112,476 | 112,476 |
| Accounts receivable from underwriting transactions | - | 83,207 | 83,207 |
| Deferred income taxes, net | - | 21,000 | 21,000 |
| Investment in partnership | - | 39,651 | 39,651 |
| Operating lease right of use asset | - | 982,240 | 982,240 |
| Other assets | - | 48,807 | 48,807 |
| Total assets | $ 9,653,176 | $ 1,482,841 | $ 11,136,017 |

See accompanying notes to financial statements.

## Liabilities and Stockholders' Equity

| | A. I.<br>Liabilities | Non A. I.<br>Liabilities | Total |
|---|---|---|---|
| **Liabilities** | | | |
| Accounts payable | | | |
| Trade | $ 125,280 | $ - | $ 125,280 |
| Income taxes payable | 137,789 | - | 137,789 |
| Operating lease liabilities | 13,612 | 982,240 | 995,852 |
| Deferred revenue | 389,148 | - | 389,148 |
| Dividends payable | 100,007 | - | 100,007 |
| Accrued expenses and other liabilities | 6,634,070 | - | 6,634,070 |
| Total liabilities | $ 7,399,906 | $ 982,240 | $ 8,382,146 |

| | |
|---|---|
| **Stockholders' equity** | |
| Common stock | |
| Class A, voting, $1 par value; authorized 3,000 shares, | |
| 2,118 shares issued and outstanding | $ 2,118 |
| Class B, nonvoting, $1 par value; authorized 1,000 shares, | |
| 556 shares issued, including 29 shares in treasury | 556 |
| Additional paid-in capital | 267,107 |
| Retained earnings | 2,515,990 |
| | 2,785,771 |
| Cost of treasury stock - 29 shares | (31,900) |
| Total stockholders' equity | 2,753,871 |
| Total liabilities and stockholders' equity | $ 11,136,017 |

See accompanying notes to financial statements.

**The Frazer Lanier Company, Incorporated**
**Statement of Operations**
**For the Year Ended September 30, 2021**

**Revenue**

| | |
|---|---:|
| Underwriting transactions | |
| Municipal | $ 10,262,516 |
| Unregistered offerings | 3,021,079 |
| Remarketing fees | 2,279,987 |
| Interest and dividend income | 31,320 |
| Other income | 306,976 |
| Total revenue | 15,901,878 |

**Expenses**

| | |
|---|---:|
| Employee compensation and benefits | 13,380,404 |
| Office expenses | 103,509 |
| Occupancy and equipment costs | 463,567 |
| Promotional costs | 802,246 |
| Regulatory fees and expense | 102,765 |
| Other expenses | 348,529 |
| Total expenses | 15,201,020 |

| | |
|---|---:|
| **Income Before Income Taxes and Equity in Loss of Partnership** | 700,858 |
| **Income Tax Expense** | 87,789 |
| **Income Before Equity in Loss of Partnership** | 613,069 |
| **Equity in Loss of Partnership** | 263,444 |
| **Net Income** | $ 349,625 |

See accompanying notes to financial statements.

**The Frazer Lanier Company, Incorporated**
**Statement of Changes in Stockholders' Equity**
**For the Year Ended September 30, 2021**

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Treasury Stock | Total |
|---|---|---|---|---|---|
| **Balance at September 30, 2020** | $ 2,674 | $ 267,107 | $ 2,266,372 | $ (31,900) | $ 2,504,253 |
| Net income | - | - | 349,625 | - | 349,625 |
| Dividends declared | - | - | (100,007) | - | (100,007) |
| **Balance at September 30, 2021** | $ 2,674 | $ 267,107 | $ 2,515,990 | $ (31,900) | $ 2,753,871 |

See accompanying notes to financial statements.

**The Frazer Lanier Company, Incorporated**
**Statement of Cash Flows**
**For the Year Ended September 30, 2021**

**Cash Flows Provided By (Used In) Operating Activities**

| | | |
|---|---|---:|
| Net income | $ | 349,625 |
| Adjustments to reconcile net income to net cash | | |
| provided by operating activities | | |
| PPP Loan forgiveness | | (307,428) |
| Depreciation and amortization | | 23,729 |
| Equity in loss from partnership | | 263,444 |
| Provision for deferred income taxes | | (50,000) |
| Interest on certificates of deposit reinvested | | (21,612) |
| Investment return | | 452 |
| Net change in | | |
| Dividends and interest receivable | | (6,378) |
| Receivables | | 550,556 |
| Right of use asset and lease liability | | 6,241 |
| Other assets | | (19,219) |
| Accounts payable and accrued expenses | | 1,197,567 |
| Income taxes payable | | 73,788 |
| Deferred revenue | | 82,794 |
| Net cash provided by operating activities | | 2,143,559 |

**Cash Flows Provided By (Used In) Investing Activities**

| | | |
|---|---|---:|
| Investment in partnership | | (54,798) |
| Proceeds from sale of securities | | 239,000 |
| Purchases of marketable securities | | (442) |
| Purchases of equipment | | (12,905) |
| Net cash provided by investing activities | | 170,855 |

**Cash Flows Provided By (Used In) Financing Activities**

| | | |
|---|---|---:|
| Dividends paid | | (100,007) |
| Net cash used in financing activities | | (100,007) |

| | | |
|---|---|---:|
| **Net Increase in Cash and Cash Equivalents** | | 2,214,407 |
| **Cash and Cash Equivalents at Beginning of Year** | | 5,837,815 |
| **Cash and Cash Equivalents at End of Year** | $ | 8,052,222 |

**Supplemental Disclosures of Cash Flows Information**
**Cash Paid During the Year for**

| | | |
|---|---|---:|
| Income taxes | $ | 64,001 |
| **Supplemental Schedule of Noncash Financing Transactions** | | |
| Dividends payable | | 100,007 |

See accompanying notes to financial statements.

**The Frazer Lanier Company, Incorporated**
**Notes to Financial Statements**

## Note 1 - Summary of Significant Accounting Policies

Nature of operations - The Frazer Lanier Company, Incorporated (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory and is headquartered in Alabama.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As of September 30, 2021 included in cash and cash equivalents is $15 of segregated cash.

Certificates of deposit - The Company invests in negotiable and nonnegotiable certificates of deposit at various banks, with original maturities greater than three months.

Receivables - Receivables are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded no allowance for doubtful accounts was necessary as of September 30, 2021.

Recognition of revenue and expenses - Revenue from contracts with customers is recognized when the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time.

Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. Revenues are also analyzed to determine whether the Company acts as the principal (i.e. reports revenue on a gross basis) or agent (i.e. reports revenue on a net basis) in the arrangement with the customer. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Underwriting - The Company's contracts with customers are based on underwriting services offered on a firm-commitment basis or best-efforts basis. The underwriting service is considered a single performance obligation which is satisfied on the trade date. Revenue is recognized on the trade date. The Company acts as the sole underwriter for most of its underwriting transactions. When the Company is the lead underwriter for a syndicate, revenue is recognized net of syndicate revenue and expenses, if any. For the year ended September 30, 2021, all revenue was recognized as net.

**Note 1 - Summary of Significant Accounting Policies (continued)**

Remarketing fees - The Company acts as an agent under remarketing agreements with issuers. The Company's performance obligations are the determination of interest rates for debt securities and to remarket the securities tendered back to the issuer on a best-efforts basis. The performance obligations are satisfied over time and revenue is recognized over the term of the contract as a fee for professional service. Fees are established in the contracts, generally in annual terms. Fees received in advance of the contract period are deferred and amortized to revenue over the established term.

Placement fees - The Company earns placement fees in nonunderwritten transactions, such as private placements of loan and debt securities. The Company records placement revenues at the point in time when the services for the transactions are completed under the terms of each assignment or engagement.

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Income Taxes Topic of the FASB Accounting Standards Codification (ASC). Under that guidance, the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with tax positions are recognized in the statement of operations if material.

Investment in marketable securities - The Company has a portfolio of investments in marketable securities. In accordance with ASU 2016-01 (see Note 2), the Company's marketable securities are carried at fair value. Both realized and unrealized gains and losses are reported as other income on the statement of operations.

Fair value measurements - FASB Accounting Standards Codification Topic 820 requires certain disclosures for assets and liabilities measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 - Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

**The Frazer Lanier Company, Incorporated**
**Notes to Financial Statements**

## Note 1 - Summary of Significant Accounting Policies (continued)

Property and equipment - Depreciation of furniture and equipment is computed principally on the straight-line basis for financial reporting purposes and by accelerated methods for income tax purposes. Amortization of leasehold improvements is computed by the straight-line method. The estimated useful lives used to compute depreciation and amortization on assets are indicated below.

| | |
|---|---|
| Leasehold improvements | 5 - 31.5 years |
| Furniture and office equipment | 5 - 10 years |

The Company considers property and equipment for impairment when events or circumstances indicate the fair value may be less than the carrying value. There were no impairments for the year ending September 30, 2021.

Leases - The Company accounts for leases in accordance with ASC 842. As permitted by the standard, the Company elected, for all asset classes, the short-term lease exemption. A short-term lease is a lease that, at the commencement date, has a term of twelve months or less and does not include an option to purchase the underlying asset.

Accounting policy - The Company determines if an arrangement contains a lease at inception. For purposes of calculating operating lease obligations under the standard, the Company terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. The Company's leases do not contain material residual value guarantees and material restrictive operating lease expense is recognized on a straight-line basis over the lease terms.

Discount rate - The discount rate used to measure a lease obligation should be the rate implicit in the lease; however, the Company's operating leases generally do not provide an implicit rate. Accordingly, the Company uses its incremental borrowing rate at lease commencement to determine the present value of lease payments. The incremental borrowing rate is an entity-specific rate which represents the rate of interest a lessee would pay to borrow on a collateralized basis over a similar term with similar payments.

Commitments - In the normal course of business, the Company enters into underwriting commitments. There were no transactions relating to such underwriting commitments that were open at September 30, 2021 and were subsequently settled.

Subsequent events - The Company has evaluated events through November 17, 2021, which is the date these financial statements were available to be issued. All subsequent events requiring recognition as of September 30, 2021, have been incorporated into these financial statements.

**The Frazer Lanier Company, Incorporated**
**Notes to Financial Statements**

### Note 1 - Summary of Significant Accounting Policies (continued)

<u>Recent Accounting Pronouncements</u> - In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which creates a new credit impairment standard for financial assets measured at amortized cost and available-for-sale debt securities. The ASU requires financial assets measured at amortized cost (including loans, trade receivables and held-to-maturity debt securities) to be presented at the net amount expected to be collected, through an allowance for credit losses that are expected to occur over the remaining life of the asset, rather than incurred losses. The ASU requires that credit losses on available-for-sale debt securities be presented as an allowance rather than as a direct write-down. The measurement of credit losses for newly recognized financial assets (other than certain purchased assets) and subsequent changes in the allowance for credit losses are recorded in the statement of income as the amounts expected to be collected change. The ASU is effective for public business entities for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The company is still evaluating the impact the adoption of this guidance will have on its financial statements.

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application, including an exception to the incremental approach for intraperiod tax allocation when there is a loss from continuing operations and income or a gain from other items and including an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year, among other guidance. This guidance is effective for public entities for fiscal years beginning after December 15, 2020, and for interim periods within that fiscal year. The company is still evaluating the impact the adoption of this guidance will have on its financial statements.

### Note 2 - Marketable Securities

Accounting Standards Codification Topic 820 requires certain disclosures for assets and liabilities measured at fair value on a recurring basis during the period. The fair value of marketable securities was valued at quoted prices in active markets for identical assets (Level 1). Realized gains and losses are computed based on specific identification of the securities sold.

The following table shows the gross unrealized losses and fair value of the Company's investments with gross unrealized losses that are not deemed to be other than temporarily impaired at September 30, 2021.

**Fixed Income**

Bond mutual funds

| | |
|---|---:|
| Cost | $ 302,055 |
| Gross unrealized gain | - |
| Gross unrealized loss | 452 |
| Fair value | 301,603 |

### Note 3 - Concentrations of Risk

The Company maintains cash accounts in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## The Frazer Lanier Company, Incorporated
## Notes to Financial Statements

### Note 4 - Cash and Securities Segregated Under Federal and Other Regulations
Cash of $15 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC as presented on the statement of financial condition.

### Note 5 - Subordinated Liabilities
At September 30, 2021, the Company had no liabilities subordinated to the claims of general creditors.

### Note 6 - Property and Equipment
Furniture, equipment, and leasehold improvements consist of the following as of September 30, 2021:

| | | |
|---|---|---|
| Leasehold improvements | $ | 53,963 |
| Furniture and office equipment | | 620,136 |
| | | 674,099 |
| Less accumulated depreciation and amortization | | (562,239) |
| Totals | $ | 111,860 |

### Note 7 - Investment in Partnership
The Company has a 50% investment in CMFL, LLC and it is recorded using the equity method. The table below summarizes various financial information for the partnership as of and for the year ended September 30, 2021:

| | |
|---|---|
| Revenue | $ 84,000 |
| Expense | 562,488 |
| Assets | 78,407 |
| Liabilities | - |
| Contributions | 54,798 |

The Company entered into a one year aircraft dry lease agreement with CMFL, LLC with monthly installments of $3,500. At expiration of the lease, it may be renewed for another year under the same terms, unless terminated by the Company. The lease was renewed in February 2021. Future minimum lease payments under this lease total $14,000 for the year ended September 30, 2022. The Company is responsible for the direct costs of operating the aircraft for the Company's use and its allowable share of other costs as outlined in the operating agreement.

### Note 8 - Lines of Credit - Bank
The Company has a $750,000 revolving line of credit with Synovus Bank under which no draws were outstanding at September 30, 2021. The line of credit is secured by certain Company certificates of deposit with a market value of $250,000 at September 30, 2021. The line of credit was renewed on October 23, 2020, bearing interest at a fixed rate of 4.50%, with maturity on November 19, 2021.

The Company has a credit facility with Synovus Bank which includes a daylight overdraft facility and line of credit. This credit facility has a maximum borrowing limit of $125,000,000, bears interest at the 30 day LIBOR plus 350 basis points, which was 3.58% at September 30, 2021, and is secured by municipal securities returned to the Bank's Depository Trust Company account and personal guarantees of the Company's stockholders. In addition, the Company must maintain a minimum net worth of at least $2,500,000 among other covenants. At September 30, 2021, the Company was in compliance with all covenants. The Company has no draws outstanding at September 30, 2021 under this facility. On November 15, 2019 the Company, guarantors and bank caused the First Amendment to Revolving Credit Agreement to be duly executed with an extended maturity date of November 16, 2022.

**Note 9 - Leases**

The Company has entered into leases for real estate and vehicles. The leases contain rent escalation clauses and options to extend the lease term. The Company does not include renewal options in the lease term for calculating the Company's lease liability as the renewal options allow the Company operational flexibility and the Company is not reasonably certain to exercise these renewal options at this time. The Company records the expenses on a straight-line basis over the lease term and these expenses are included in the promotional costs and occupancy and equipment costs in the accompanying statement of operations.

For the year ended September 30, 2021, quantitative information regarding the Company's operating lease obligations reflected in the accompanying statement of operations were as follows:

| | | |
|---|---|---:|
| Operating lease cost - buildings | $ | 173,158 |
| Operating lease cost - vehicles | | 141,119 |
| Short-term lease cost | | 45,532 |
| Total lease costs | $ | 359,809 |

The following table summarizes certain other information related to operating leases for the year ended September 30, 2021:

**Operating Cash Flows**

| | | |
|---|---|---:|
| Cash paid related to operating lease obligations | $ | 351,042 |
| Weighted average remaining lease term - operating leases (in years) | | 4.08 |
| Weighted average discount rate - operating lease | | 2.44% |

As of September 30, 2021, maturities of the outstanding operating lease liabilities for the Company were as follows:

| | | |
|---|---|---:|
| 2022 | $ | 321,159 |
| 2023 | | 262,066 |
| 2024 | | 186,122 |
| 2025 | | 135,275 |
| 2026 | | 135,275 |
| Thereafter | | - |
| Total operating leases | | 1,039,897 |
| Less discount | | (26,545) |
| Less short term leases | | (17,500) |
| Total lease liability | $ | 995,852 |

**The Frazer Lanier Company, Incorporated**
**Notes to Financial Statements**

**Note 10 - Income Taxes**
Net deferred tax liabilities consist of the following components as of September 30, 2021:

**Deferred Tax Liabilities**
| | | |
|---|---|---|
| Depreciation timing differences | $ | (15,000) |

**Deferred Tax Assets**
| | | |
|---|---|---|
| Accrued expenses | | 25,000 |
| Investment in CMFL, LLC | | 11,000 |
| Net deferred tax asset | $ | 21,000 |

The provision for income taxes for the year ended September 30, 2021 consists of the following:

| | | |
|---|---|---|
| Deferred income tax benefit | $ | (50,000) |
| Current income tax expense | | |
| Federal | | 110,091 |
| State | | 27,698 |
| Total income tax expense | $ | 87,789 |

The income tax provision differs from the amount of income tax determined by applying the federal income tax rate to pretax income for the year ended September 30, 2021 primarily due to nondeductible expenses. For the year ended September 30, 2021 the Company's Paycheck Protection Program loan was forgiven resulting in non-taxable income.

**Note 11 - Retirement Plan**
The Company has a defined contribution retirement plan covering substantially all employees. For the year ended September 30, 2021, the Company made safe harbor matching contributions totaling $104,148. Profit sharing contributions to the plan are authorized by the Board of Directors at its discretion. Profit sharing contributions totaled $150,384 for the year ended September 30, 2021.

**Note 12 - Net Capital Requirement**
Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2021, the Company had net capital and net capital requirements of $2,222,672 and $493,327, respectively. The Company's percentage of aggregate indebtedness to net capital was 333%. The ratio of aggregate indebtedness to net capital may not exceed 1500%.

**Note 13 - Receivable from Related Party**
At September 30, 2021, the note receivable consisted of a $60,000 note receivable from one officer. The note has a scheduled annual principal payment $60,000 due on September 30, 2022, plus variable interest at a maximum of 5.25%.

**Note 14 - PPP Loan**
On March 27, 2020, Congress enacted the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) which established the Paycheck Protection Program (the Program). The Program was created to assist small businesses in paying their employees and certain other expenses during the COVID-19 crisis. The Company applied for a loan under the Program and received from its bank a loan in the amount of $307,428 on April 7, 2020. The term of the loan is twenty-four months with the first six months of principal and interest payments being deferred, with interest accruing, then converting to monthly principal and interest payments, amortized over eighteen months. The loan was forgiven by the Small Business Administration (SBA) as of December 16, 2020, resulting in $307,428 of other income in the financial statements as of September 30, 2021.

# The Frazer Lanier Company, Incorporated
## Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 (X-17A-5)
### As of September 30, 2021

| | Focus - Part II Quarter Ended September 30, 2021 | Adjustments | Annual Financial Statements at September 30, 2021 |
|---|---|---|---|
| **Computation of Net Capital** | | | |
| Total stockholders' equity from statement of financial condition | $ 2,945,419 | $ (191,548) | $ 2,753,871 |
| | | | |
| Deductions and/or charges | | | |
| Total nonallowable assets from statement of financial condition | 1,435,599 | 47,242 | 1,482,841 |
| Total deductions and/or charges | 1,435,599 | 47,242 | 1,482,841 |
| | | | |
| Other additions and/or allowable credits: | | | |
| Total nonallowable liabilities from statement of financial condition | 995,851 | (13,611) | 982,240 |
| Total additions and/or allowable credits | 995,851 | (13,611) | 982,240 |
| | | | |
| Net capital before haircuts on securities positions | 2,505,671 | (252,401) | 2,253,270 |
| | | | |
| Haircuts on securities | | | |
| Marketable investments | 30,598 | - | 30,598 |
| Total haircuts on securities | 30,598 | - | 30,598 |
| | | | |
| Net capital | 2,475,073 | (252,401) | 2,222,672 |
| | | | |
| Minimum net capital requirement | 474,567 | 18,760 | 493,327 |
| Excess net capital | $ 2,000,506 | $ (271,161) | $ 1,729,345 |
| | | | |
| **Computation of Aggregate Indebtedness** | | | |
| Total aggregate indebtedness liabilities from statement of financial condition | $ 7,118,506 | $ 281,400 | $ 7,399,906 |
| | | | |
| Total aggregate indebtedness | $ 7,118,506 | $ 281,400 | $ 7,399,906 |
| | | | |
| Percentage of aggregate indebtedness to net capital | 288% | 45% | 333% |

The adjustments are due to an adjustment to nonallowable receivables, lease assets and obligations and adjustments for income taxes payable, deferred income taxes, and accrued expenses recorded after preparation of Focus report.

**The Frazer Lanier Company, Incorporated**
**Schedule II - Computation for Determination of Reserve Requirements**
**For Broker-Dealers Under Rule 15c3-3 (X-17A-5)**
**As of September 30, 2021**

**Credit Balances**

Free credit balances and other credit balances in customer security accounts          NONE

Debit balances in customers' accounts, less unsecured accounts and accounts          NONE
doubtful of collection

**Reserve Computation**

Excess of total credits over total debits          NONE

105% of total credits over total debits          N/A

Amount held on deposit in "Reserve Bank Account," end of reporting period          $          15

Net amount in reserve bank account after deposit          $          15

Date of deposit          N/A

There were no differences between the reserve requirements as shown on the Focus Report - Part II for the quarter ended September 30, 2021 and the audited financial statements as required by Rule 17a-5.

**The Frazer Lanier Company, Incorporated**
**Schedule III - Information Relating to the Possession or**
**Control Requirements Under Rule 15c3-3 (X-17A-5)**
**As of September 30, 2021**

**State the Market Valuation and the Number of Items of:**

Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.                                        NONE

    Number of items                                                                                                        NONE

Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.                        NONE

    Number of items                                                                                                        NONE



LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors
The Frazer Lanier Company, Incorporated

We have examined The Frazer Lanier Company, Incorporated's (the Company) statements, included in the accompanying Report on Compliance, that (a) the Company's internal control over compliance was effective during the most recent fiscal year ended September 30, 2021; (b) the Company's internal control over compliance was effective as of September 30, 2021; (c) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2021; and (d) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that noncompliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or other applicable rules of the Financial Industry Regulatory Authority (FINRA) will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended September 30, 2021, the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2021; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2021, was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

A Professional Accounting Corporation

Covington, Louisiana
November 17, 2021

LOUISIANA • TEXAS

An Independently Owned Member, RSM US Alliance
RSM US Alliance member firms are separate and independent businesses and legal entities
that are responsible for their own acts and omissions, and each is separate and independent
from RSM US LLP. RSM US LLP is the U.S. member firm of RSM International, a global network of
independent audit, tax, and consulting firms. Members of RSM US Alliance have access to RSM
International resources through RSM US LLP but are not member firms of RSM International.

# THE FRAZER LANIER COMPANY

INCORPORATED

INVESTMENT BANKERS

## COMPLIANCE REPORT

The Frazer Lanier Company, Incorporated (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

1. The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

2. The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended September 30, 2021.

3. The Company's Internal Control over Compliance was effective as of the end of the most recent fiscal year ended September 30, 2021.

4. The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) as of the end of the most recent fiscal year ended September 30, 2021; and

5. The information the Company used to state that the Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) was derived from the books and records of the Company.

The Frazer Lanier Company, Incorporated

I, Robert H. Young, Jr., as Chief Executive Officer, affirm that, to my best knowledge and belief, this compliance report is true and correct.

Robert H. Young, Jr.
Chief Executive Officer

POST OFFICE BOX 5190
MONTGOMERY, AL 36103

TELEPHONE 334 265-8483
1-800 223-2631
FAX 334 265-8524

300 WATER STREET
MONTGOMERY, AL 36104



**LAPORTE**
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

## Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
The Frazer Lanier Company, Incorporated

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2021. Management of The Frazer Lanier Company, Incorporated (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended September 30, 2021, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

LOUISIANA • TEXAS

An Independently Owned Member, RSM US Alliance
RSM US Alliance member firms are separate and independent businesses and legal entities
that are responsible for their own acts and omissions, and each is separate and independent
from RSM US LLP. RSM US LLP is the U.S. member firm of RSM International, a global network of
independent audit, tax, and consulting firms. Members of RSM US Alliance have access to RSM
International resources through RSM US LLP but are not member firms of RSM International.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

A Professional Accounting Corporation

Covington, LA
November 17, 2021

| **SIPC-7** | **SECURITIES INVESTOR PROTECTION CORPORATION** | **SIPC-7** |
|---|---|---|
| (36-REV 12/18) | Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001 | (36-REV 12/18) |

**General Assessment Reconciliation**

For the fiscal year ended 09/30/2021
(Read carefully the instructions in your Working Copy before completing this Form)

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20267    FINRA    SEP
THE FRAZER LANIER COMPANY
PO BOX 5190
MONTGOMERY, AL 36103-5190

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SUSAN WALDROP 3342658483

WORKING COPY

2. A. General Assessment (item 2e from page 2)          $23,344.29

 B. Less payment made with SIPC-6 filed (exclude interest)          ( 10,718.74          )
 04/26/2021
 Date Paid

 C. Less prior overpayment applied          (          )

 D. Assessment balance due or (overpayment)          _____

 E. Interest computed on late payment (see instruction E) for_____days at 20% per annum          _____

 F. Total assessment balance and interest due (or overpayment carried forward)          $ 12,625.55

 G. PAYMENT:  √ the box
 Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐ $ 12,625.55
 Total (must be same as F above)

 H. Overpayment carried forward          $(          )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THE FRAZER LANIER COMPANY, INCOPRORATED
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 28TH day of OCTOBER , 20 21 .

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 07/01/2021
and ending 09/30/2021

Item No.

**Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)    $15,903,357

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

### PPP INCOME LOAN FORGIVENESS    340,495

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.    $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).    $_____

Enter the greater of line (i) or (ii)

Total deductions    340,495

2d. SIPC Net Operating Revenues    $15,562,862

2e. General Assessment @ .0015    $ 23,344.29

(to page 1, line 2.A.)

2